Filed by ChoiceOne Financial Services, Inc.
Commission File Number: 001-39209
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fentura Financial, Inc.

ChoiceOne Bank Communications

Employee Email

We are pleased to announce that the ChoiceOne Team is about to get bigger.  Today we are announcing the strategic acquisition of Fentura Financial, Inc. and its wholly owned bank, The State Bank, headquartered in Fenton, Michigan.

The State Bank has $1.8 billion in assets and 21 offices in Southeast Michigan. The State Bank is a 125+ year old bank with deep roots into the communities they serve.  We have met with their senior management, many of whom are going to join the ChoiceOne Team, and can tell you that they are committed community bankers that will fit in well with the ChoiceOne culture. Their branch network is very similar to ours, with many locations in rural communities as well as several in high growth markets. The bank gives very generously in their communities in both employees’ hours and donations. The State Bank also has a strong wealth management group that has Trust powers like ChoiceOne Bank. We look forward to integrating these groups and providing a best in class wealth management experience for our customers.

The merger must first meet shareholder approval of both institutions and approval by regulatory agencies.  We expect the transaction to close sometime in the first quarter of 2025.  Upon the completion of the transaction, Fentura Financial, Inc. will merge into ChoiceOne Financial Services, Inc. Shortly thereafter, The State Bank will merge into ChoiceOne Bank and their employees will come on to Jack Henry and our other internal systems. There will be many opportunities for our employees to help in the integration and we know our team will step up to help. ChoiceOne Financial Services, Inc. and ChoiceOne Bank will remain headquartered in Sparta, MI.  Executive management at ChoiceOne will not change, with Kelly Potes, CEO, Michael Burke, President, Brad Henion, CLO, Heather Brolick, Head of Human Resources, and Adom Greenland, CFO. We will also be adding two directors from Fentura Financial, Inc. onto our Holding Company board and an additional two directors onto our Bank board for a total of 17.

We are committed to continue to be driven by our Vision, to be the BEST bank in Michigan and to follow our mission to provide superior service, quality advice and show utmost respect to everyone we meet. Over the many months we've been working together, the culture we have observed at The State Bank will fit in perfectly with our Vision and Mission.

Upon completion of the merger, ChoiceOne Financial Services, Inc. will be approximately $4.3 billion-asset bank holding company with 56 offices in West and Southeastern Michigan making it the 3rd largest publicly traded bank holding company headquartered in Michigan based on asset size.  Given the resulting size of the bank and talented current and new employees, we feel we will be the preeminent bank in Michigan that is large enough to provide all banking and technological services a client would need.  However, we will not waiver on our commitment to provide personal service with a smile, as evidenced by our Vision and Mission.

In conjunction with the transaction, we are raising additional capital to help grow our company for the future.

We know you will have many more questions regarding this announcement. Attached to this email you will find a press release you can send to anyone you may think has an interest.  You may also print one off for clients.  You will receive information on how to answer questions from customers or shareholders.  At this time, we do not have a proposed organizational chart for the combined banks.  We expect to be able to provide that just before the completion of the merger which we expect in the first quarter of 2025.  Stay tuned to the Dock as we will post more information as it becomes available. Also, feel free to ask questions at our listening sessions, or directly to me and Mike.

We are really excited and encouraged for this next chapter in the success of ChoiceOne Bank!

Kelly and Mike

Customer Email

We are pleased to announce that ChoiceOne Financial Services, Inc., parent company of ChoiceOne Bank and Fentura Financial, Inc., parent company of The State Bank, signed a definitive merger agreement pursuant to which ChoiceOne Financial Services, Inc. will acquire Fentura Financial, Inc.  The transaction is expected to close in the first half of 2025, subject to the satisfaction of customary closing conditions including receipt of shareholder and regulatory approvals.

Following completion of the transaction, ChoiceOne Financial Services Inc. will be an approximately $4.3 billion-asset bank holding company with 56 offices in West and Southeastern Michigan making it the 3rd largest publicly traded bank holding company headquartered in Michigan based on asset size.

Joining forces with Fentura is a natural geographical and cultural fit for ChoiceOne. It allows ChoiceOne to extend its footprint into Genesee, Livingston, Ingham, Saginaw, Shiawassee, and Bay counties and enhance the commitment that both The State Bank and ChoiceOne Bank have to our Michigan customers and communities.

Our press release announcing the transaction is available in the link below for more details. Thank you for banking with us. We look forward to serving you with the same comprehensive products, local decisions and exceptional service.

(Button – Press Release)

For additional information about the proposed merger, including information about forward-looking statements, where to find important information about the proposed merger and participants in the solicitation of proxies, please visit our Investor Relations (link Investor Relations to https://www.choiceone.bank/About/Investor-Relations) webpage.

Script for Lenders, Managers, etc. to use in Email

I have some great news to share with you.

We are excited to announce that ChoiceOne Financial Services, Inc., the parent company of ChoiceOne Bank and Fentura Financial, Inc., the parent company of The State Bank, have entered into a definitive merger agreement under which ChoiceOne Financial Services, Inc. will acquire Fentura Financial, Inc. The transaction is expected to close in the first half of 2025, subject to meeting the usual closing conditions including receiving shareholder and regulatory approvals.

After the transaction is finalized, ChoiceOne Financial Services, Inc. will be an approximately $4.3 billion-asset bank holding company with 56 locations in West and Southeastern Michigan, making it the third largest publicly traded bank holding company headquartered in Michigan based on asset size.

Merging with Fentura is a natural geographical and cultural match for ChoiceOne. It allows ChoiceOne to expand its presence into Genesee, Livingston, Ingham, Saginaw, Shiawassee, and Bay Counties and increase the commitment that both The State Bank and ChoiceOne Bank have to our Michigan customers and communities.

Thank you for banking with us. We will continue to serve you with the same comprehensive products, local decisions and excellent service.

For more information about the proposed merger, including information about forward-looking statements, where to find important information about the proposed merger and participants in the solicitation of proxies, please see our investor relations webpage.

https://www.choiceone.bank/About/Investor-Relations

Shareholder Letter

July 25, 2024

Dear Shareholders,

ChoiceOne Financial Services, Inc. and Fentura Financial, Inc. announce strategic merger

We are pleased to announce that ChoiceOne Financial Services, Inc., parent company of ChoiceOne Bank and Fentura Financial, Inc., parent company of The State Bank, jointly announced the signing of a definitive merger agreement pursuant to which Fentura Financial, Inc. will combine with ChoiceOne Financial Services, Inc. in a strategic merger.  The transaction is expected to close in the first half of 2025, pending shareholder and regulatory approval.

The merger will create an approximately $4.3 billion-asset bank holding company with 56 offices in West and Southeastern Michigan making it the 3rd largest publicly traded bank holding company headquartered in Michigan based on asset size.  The leadership of ChoiceOne Financial Services, Inc. will remain unchanged with Jack Hendon as Chairman supported by Michael J. Burke Jr. and I as President and CEO, respectively.  We expect to integrate the majority of Fentura’s senior leadership into our organization and see this as an ideal cultural fit.

Later this year, we will send you Proxy materials with details of the merger and will ask you to vote for approval of the transaction.  We believe this transaction creates significant opportunity for our communities, customers, and employees while adding significant value for our shareholders.

You will appreciate that the leadership of ChoiceOne and Fentura share a common vision to preserve our similar cultures and grow our franchise, which was evident from our first discussion. This transaction will result in an exceptional company and present efficiencies and new growth opportunities across Michigan.

We have a vision to be the best bank in Michigan and our mission is to provide superior service, high quality advice and show our utmost respect to everyone we meet, it’s exciting to think we can spread this culture further into Michigan. We look forward to the next phase of our growth as we expand our community bank franchise. Thank you for the part you play in our continued success. As always, if you have any questions, please call me.

Sincerely,

Kelly Potes
Chief Executive Officer

For additional information about the proposed merger, including information about forward-looking statements, where to find important information about the proposed merger and participants in the solicitation of proxies, please see the attached press release.

Attachment – Press Release Announcing Merger

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the federal securities laws relating to the proposed merger of Fentura Financial Corporation (“Fentura”) and ChoiceOne Financial Corporation (“ChoiceOne”) and integration of Fentura with ChoiceOne, the combination of their businesses and projected or pro forma financial information and metrics, and the registered follow-on offering of common stock by ChoiceOne. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectations of ChoiceOne and Fentura and members of their respective directors and senior management teams. Investors and security holders are cautioned that such statements are predictions, are not guarantees of future performance and actual events or results may differ materially. Completion of the proposed merger, expected financial results or other plans are subject to a number of risks and uncertainties.

Additional risks and uncertainties may include, but are not limited to, the risk that expected cost savings, revenue synergies and other financial benefits from the proposed merger may not be realized or take longer than expected to realize, the failure to obtain required regulatory or shareholder approvals, the failure of the closing conditions in the merger agreement to be satisfied or any unexpected delay in closing the proposed transaction.

For further information regarding additional factors that could cause results to differ materially from those contained in the forward-looking statements, see “Risk Factors” and the forward-looking statement disclosure contained in the Annual Report on Form 10-K for the most recently ended fiscal year of ChoiceOne, as well as the proxy statement/prospectus described below, and other documents subsequently filed by ChoiceOne with the Securities and Exchange Commission. Forward-looking statements are based on information currently available to ChoiceOne and Fentura, and the parties assume no obligation and disclaim any intent to update any such forward-looking statements.

Important Information for Investors and Security Holders

This communication is being made in respect of the proposed merger transaction involving ChoiceOne and Fentura. This material is not a solicitation of any vote or approval of the ChoiceOne or Fentura shareholders and is not a substitute for the proxy statement/prospectus or any other documents that ChoiceOne and Fentura may send to their respective shareholders in connection with the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. The proposed merger transaction will be submitted to the shareholders of ChoiceOne and Fentura for their consideration. In connection therewith, ChoiceOne intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4, which will include the proxy statement of ChoiceOne and Fentura that also will constitute a prospectus of ChoiceOne (the “proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. However, such materials are not currently available. The proxy statement/prospectus will be mailed to the shareholders of ChoiceOne and Fentura when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMAENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHOICEONE, FENTURA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Shareholders are also urged to carefully review and consider ChoiceOne’s public filings with the SEC, including, but not limited to, its proxy statements, its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Investors and security holders may obtain free copies of the proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about ChoiceOne or Fentura and/or the proposed transaction, once such documents are filed with the SEC, at the SEC’s website at www.sec.gov. In addition, copies of the documents filed with the SEC by ChoiceOne, including the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus, will be available free of charge on the ChoiceOne’s website at choiceone.bank under the heading “Investor Relations” or by contacting Adom Greenland, Chief Financial Officer at (616) 887-7366.

Participants in the Solicitation

ChoiceOne, Fentura and certain of their respective directors, executive officers and other members of management and employees may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of ChoiceOne is set forth in its proxy statement for its 2024 annual meeting of shareholders, which was filed with the SEC on April 11, 2024, its annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 13, 2024, and in other documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation, including a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.